UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2026

Commission File No. 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Business Combination

On April 21, 2026, OIO Group (formerly known as ESGL Holdings Limited) (the “Company”) received an approval letter from The Nasdaq Stock Market LLC (the “Nasdaq Letter”) in connection with the anticipated closing of its previously announced business combination with De Tomaso Automobili Holdings Limited (the “Business Combination”) and the listing of the combined company on The Nasdaq Capital Market, subject to the satisfaction of the conditions set forth therein.

The Company expects to consummate the Business Combination on or about April 24, 2026, subject to the satisfaction or waiver of customary closing conditions, including applicable regulatory approvals and the satisfaction of the remaining conditions set forth in the Nasdaq Letter.

In connection with the closing of the Business Combination, the combined company is expected to commence trading on The Nasdaq Capital Market under the ticker symbol “OIO.”

The Company expects to satisfy all applicable Nasdaq initial listing requirements before the closing of the Business Combination and commencement of trading, including the applicable conditions referenced in the Nasdaq Letter.

Reverse Stock Split

The Company expects to effect a 1-for-3 reverse stock split (the “Reverse Stock Split”) on April 24, 2026, immediately prior to, and in connection with, the effectiveness of the closing of the Business Combination, such that each three issued and outstanding ordinary shares of the Company will be combined into one ordinary share.

The Reverse Stock Split forms an integral part of the Company’s transaction and listing structuring and is intended to position the combined company to meet Nasdaq’s initial listing requirements at the time of effectiveness, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

The Company expects to provide public disclosure of the Reverse Stock Split   in accordance with applicable Nasdaq requirements.

Shareholder Distribution

The Company expects that its shareholder distribution will continue to satisfy applicable Nasdaq initial listing requirements upon completion of the Business Combination and the Reverse Stock Split.

Unaudited Pro Forma Condensed Combined Financial Information

Included as Exhibit 99.1 to this Report on Form 6-K is the Company’s unaudited pro forma condensed combined financial information reflecting the Business Combination.

The unaudited pro forma condensed combined financial information reflects:

●	the most recent available financial information of the Company and De Tomaso Automobili Holdings Limited; and

●	the final structure of the Business Combination, including the effects of the Reverse Stock Split and related transactions.

The unaudited pro forma condensed combined financial information has been prepared in accordance with applicable requirements under U.S. securities laws and is intended to present the financial position and results of operations of the combined company as if the Business Combination had occurred at an earlier date.

Attached hereto as Exhibit 99.2 is a press release dated April 22, 2026 relating to the foregoing disclosures.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected timing and completion of the Business Combination, the Reverse Stock Split, and the combined company’s anticipated Nasdaq listing.

These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, the failure to satisfy the conditions to the consummation of the Business Combination, delays in obtaining regulatory approvals or Nasdaq listing approval, the Company’s ability to meet Nasdaq initial listing requirements at the time of listing, changes in market conditions, and other risks described in the Company’s filings furnished or filed with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, except as required by law.

No Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibits

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Information of OIO Group and De Tomaso Automobili Holdings Limited
99.2	Press Release dated April 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 22, 2026